GIAN-MICHELE A MARCA (415) 693-2148 gmamarca@cooley.com

December 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall
Michael E. Karney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-7010

Re:	Peet’s Coffee & Tea, Inc.
Annual Report on Form 10-K
Filed April 2, 2007
Schedule 14A filed on April 11, 2007
File No. 0-32233

Dear Mr. Schwall and Mr. Karney,

On behalf of our client, Peet’s Coffee & Tea, Inc. (the “Company”), we are responding to the written comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated November 30, 2007 (the “Comment Letter”) regarding the Company’s Schedule 14A, filed with the Commission on April 11, 2007 (the “Proxy Statement”).

This letter, which has also been filed electronically with the Commission, contains the Company’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Schedule 14A

Objectives of Our Compensation Program, page 8

1. Comment: Identify the “other companies” you reference in the first bullet. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Response: The “other companies” that the Company references in the first bullet are the same as those identified as the Company’s peer group of ten companies disclosed in the section titled “Executive Compensation Discussion” on page 11 of the Proxy Statement. Those companies are: BJ’s Restaurants, Inc., Blue Nile, Inc., Build-A-Bear Workshop, Inc., California Pizza Kitchen, Inc., Cosi Inc., Design Within Reach, Inc., Hansen Natural Corporation, Panera Bread Company, Red Robin Gourmet Burgers, Inc., and The Boston Beer Company, Inc. The Company will add a cross-reference, if necessary, to the Company’s future filings.

Base Salary, page 9

2. Comment: Identify or describe the variety of “factors” used by the Compensation Committee to evaluate 2006 performance. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Response: The Company’s Compensation Committee (the “Committee”) used both 2006 financial performance measures and non-financial goals when evaluating 2006 executive performance. As discussed on page 12 of the Proxy Statement, the 2006 financial performance measures carried a 40% weighting while the non-financial goals carried a 60% weighting. The financial measures are the annual performance objectives disclosed on page 11 of the Proxy Statement, equally weighted for sales growth and earnings per share targets.

1.	Sales Growth target of 20% - 23%
2.	Earnings Target: $.80 - $.83 per share excluding stock option expense

The non-financial goals focused on specific margin improvement and growth initiatives and consisted of opening a new roasting facility, implementing operations systems, creating concept designs for retail, and grocery expansion targets.

The Committee made an assessment of the CEO’s achievement of these initiatives, giving each initiatives approximate equal weight. For 2005, the financial factors and the strategic initiatives were weighted equally, each accounting for 50% of the CEO’s overall performance evaluation. However, for 2006, the Committee determined to give greater weight to strategic initiatives because of their importance to the future growth of the Company. Based on the same reasons, the Committee determined to give even greater weight to strategic initiatives for 2007 and use a 1/3 and 2/3 weighting for 2007 financial performance measures and strategic initiatives, respectively. The Committee believes that these factors and weightings reflect the appropriate focus and balance for the CEO to increase shareholder value, as represented by the current year financial factors, and make appropriate investments for the future growth of the Company, as represented by the strategic initiatives.

The overall performance of the Company’s other named executive officers was evaluated in aggregate based on the financial performance (described above) and an assessment of the achievement of the individual goals described below (with no particular weight given to any factor):

•	Mr. Cawley’s individual goals included enabling future growth through the implementation of sound financial strategies and improved systems and teams.

•	Mr. Grimes’ individual goal was to open the Company’s new roasting facility within a specified time period and budget.

Equity Compensation, page 9

3. Comment: Indicate the companies that comprise the benchmark peer group used for determining the target incentive percentage. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Response: The benchmark peer group used for determining the target incentive percentage is the same group identified as the Company’s peer group of ten companies disclosed in the section titled “Executive Compensation Discussion” on page 11 of the Proxy Statement. Those companies are: BJ’s Restaurants, Inc., Blue Nile, Inc., Build-A-Bear Workshop, Inc., California Pizza Kitchen, Inc., Cosi Inc., Design Within Reach, Inc., Hansen Natural Corporation, Panera Bread Company, Red Robin Gourmet Burgers, Inc., and The Boston Beer Company, Inc. The Company will add a cross-reference, if necessary, to the Company’s future filings.

4. Comment: Indicate the annual performance objectives that were applied in 2006 for accelerating the bonus option grants for the CEO and other named executive officer’s 2005 bonus. If these are identified elsewhere in the filing, provide a cross-reference to that disclosure.

Response: The annual performance objectives that were applied in 2006 for accelerating the bonus options grants for the CEO and other named executive officer’s 2005 bonus were the same objectives used for assessing 2005 performance in general. The financial factors were equally weighted for sales growth and earnings per share targets.

In addition to the financial objectives, the Committee also made an assessment of the CEO’s achievement of the following non-financial goals and strategic initiatives: retail and home delivery growth initiatives, expansion of specific marketing programs, and successful recruitment of additional leadership positions.

As discussed in the Company’s response to Comment No. 2, for 2005, the corporate financial factors and the individual factors were weighted equally, each accounting for 50% of the CEO’s overall performance evaluation.

For the other named executive officers, the Committee determined that the financial objectives alone created proper focus and alignment as factors used to determine 2005 bonus option grant acceleration.

* * * * *

The Company will comply with the comments above and make the above disclosures, as appropriate, in all future filings.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter.

Sincerely,

Gian-Michele a Marca

cc:	Patrick J. O’Dea, Chief Executive Officer and President of the Company
Thomas P. Cawley, Chief Financial Officer of the Company
Robin Riske, Controller of the Company